SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE 13E-3

(RULE 13e-3)

TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13E-3 THEREUNDER

Crown Andersen Inc.

(Name of Issuer)

Crown Andersen Inc.

Richard A. Beauchamp

Jack D. Brady

Thomas Graziano

Ruyintan Mehta

L. Karl Legatski

Michael P. Marshall, Sr.

(Names of Person(s) Filing Statement)

Common Stock, $0.10 par value

(Title of Class of Securities)

228190 10 4

(CUSIP Number of Class of Securities)

Jack D. Brady

President and CEO

Crown Andersen Inc.

306 Dividend Drive

Peachtree City, GA 30269

(770) 486-2000

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copy To:

Michael P. Marshall, Jr., Esq.

Miller & Martin PLLC

1170 Peachtree Street, N.E.,

Suite 800

Atlanta, GA 30309-7649

(404) 962-6442

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$2,979,609	$595.92

* For purposes of calculating the fee only. The filing fee is calculated in accordance with Rule 0-11(b) of the Exchange Act.

Of the $595.92 filing fee, $15.21 is the fee associated with the acquisition of 39,000 shares of common stock of the subject company for $1.95 per share in cash in lieu of issuing fractional shares to holders of less than one share after the reverse stock split. This portion of the filing fee is calculated by multiplying $76,050 by .0002.

The remaining $580.71 of the filing fee is associated with the acquisition of the 1,826,138 shares of existing common stock which will be exchanged for shares of new common stock in the subject company in the proposed reverse stock split. This portion of the filing fee is calculated by multiplying .0002 by $2,903,559.40, the aggregate value of the shares being exchanged. The aggregate value of the shares being exchanged was calculated by multiplying the number of shares being exchanged for new shares by $1.59, the average of the high and low prices for the subject company’s common stock as quoted on the Nasdaq SmallCap market on June 21, 2004.

Of the total filing fee of $595.92, the subject company previously paid $15.21 in connection with its original filing on April 21, 2004. The remainder of the filing fee was paid in connection with the company’s first amended Schedule 13E-3 filed on June 23, 2004.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$595.92	Filing Party:	Crown Andersen Inc.
Form or Registration No.:	5-36805	Date Filed:	April 21, 2004
			June 23, 2004*

*	Amendment No. 1

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Amendment Number 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by Crown Andersen Inc., Richard A. Beauchamp, Jack D. Brady, Thomas Graziano, Ruyintan Mehta, L. Karl Legatski, and Michael P. Marshall, Sr. pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder. This Amendment No. 4 is being filed pursuant to Rule 13e-3(d)(3) as a final amendment to the Schedule 13E-3 to report the results of the 1-for-500 reverse stock split followed immediately by a 500-for-1 reverse stock split (the “Reverse/Forward Split”).

Stockholders holding shares of Crown Andersen Inc.’s capital stock representing the required majority of votes approved the Reverse/Forward Split at the company’s annual shareholders’ meeting held on October 25, 2004. Crown Andersen filed Certificates of Amendment to its Certificate of Incorporation with the Secretary of State of Delaware to effect the Reverse/Forward Split. As a result of the effectiveness of the Reverse/Forward Split, as of 6:00 p.m. EST on October 26, 2004, stockholders holding less than one share of common stock after the reverse split solely have the right to receive cash at a price of $1.95 per whole share of common stock outstanding immediately prior to the effectiveness of the reverse split. Stockholders holding more than one share of common stock after the reverse split participated in the forward split and therefore continued to hold the same number of shares immediately after the Reverse/Forward Split as they did immediately before the Reverse/Forward Split. Crown Andersen will be filing a Form 15 with the Securities and Exchange Commission to cease reporting as a public company.

Pursuant to General Instructions F and G to Schedule 13E-3, the definitive proxy statement of Crown Andersen Inc. filed on September 24, 2004, including all appendices and exhibits thereto, is expressly incorporated by reference herein in its entirety.

Item 16.	Exhibits

(a)	Press Release of Crown Andersen Inc., dated October 26, 2004 (incorporated by reference to current report on Form 8-K filed by Crown Andersen on October 26, 2004)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2004

CROWN ANDERSEN INC.

By:	/s/ Jack D. Brady
Jack D. Brady, Chairman and CEO

/s/ Richard A. Beauchamp
Richard A. Beauchamp

/s/ Jack D. Brady
Jack D. Brady

/s/ Thoman Graziano
Thomas Graziano

/s/ Ruyintan Mehta
Ruyintan Mehta

/s/ L. Karl Legatski
L. Karl Legatski

/s/ Michael P. Marshall, Sr.
Michael P. Marshall, Sr.